Exhibit 99.1

WHEATON PRECIOUS METALS ANNOUNCES ACQUISITION OF A GOLD AND PLATINUM STREAM FROM GENERATION MINING'S MARATHON PROJECT

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VANCOUVER, BC, Dec. 22, 2021 /CNW/ - Wheaton Precious Metals™ Corp. ("Wheaton" or the "Company") is pleased to announce that it has entered into a binding arrangement with Generation Mining Limited ("Gen Mining") (TSX: GENM) for a Precious Metal Purchase Agreement (the "Marathon PMPA") in respect to the Marathon Project located in Ontario, Canada (the "Marathon Project").

"The Marathon Project provides Wheaton with accretive, near-term growth that further diversifies our existing portfolio and preserves our focus on precious metals," said Randy Smallwood, Wheaton's President and Chief Executive Officer. "Wheaton is proud to support Gen Mining in the responsible development of the Marathon Project, recently projected to have one of the lowest operational carbon footprints of any mine in the world, once producing. While Wheaton will be streaming the byproduct platinum and gold from the mine, the primary metals the Marathon Project is forecast to produce are palladium and copper, which are crucial for the global transition to a low-carbon economy."

MARATHON PMPA TRANSACTION DETAILS

  Under the Marathon PMPA, Wheaton will purchase 100% of the payable gold production until 150 thousand ounces ("koz") have been delivered, thereafter dropping to 67% of payable gold production for the life of the mine and 22% of the payable platinum production until 120 koz have been delivered, thereafter dropping to 15% for the life of mine.
  Wheaton will pay Gen Mining a total upfront cash consideration of C$240 million, C$40 million of which will be paid on an early deposit basis prior to construction to be used for development of the Marathon Project, with the remainder payable in four staged installments during construction, subject to various customary conditions being satisfied and pre-determined completion tests1.
  Wheaton will make ongoing payments for the gold and platinum ounces delivered equal to 18% of the spot prices ("Production Payment") until the value of gold and platinum delivered less the Production Payment is equal to the upfront consideration of C$240 million, at which point the Production Payment will increase to 22% of the spot prices.
  Gen Mining and certain of its subsidiaries, including the owner of the Marathon Project, will provide Wheaton with corporate guarantees and other security over their assets.
  Completion of the Marathon PMPA is subject to the closing of Gen Mining's acquisition of the remaining 16.5% interest in the Marathon Project from Sibanye Stillwater Limited, as announced by Gen Mining on December 8, 2021.
  The first advance of the early deposit under the Marathon PMPA is expected to occur early in 2022, subject to the completion of certain corporate matters and customary conditions.

MARATHON PROJECT OVERVIEW

  The Marathon Project is forecast to be high-margin palladium mine with a 13-year mine life2.
  Attributable production once the mine and mill are fully ramped up is forecast to average over 16 koz of gold and 14 koz of platinum per year for the first five years of production, and approximately 15 koz of gold and 11 koz of platinum per year for the first ten full years2.
  Gen Mining anticipates construction activities to begin in 2022, with production commencing in 2024.
  Significant exploration potential exists within Gen Mining's strategic land package which covers over 220 km2, including the 25 kms of strike length along the Eastern Gabbro series that hosts the Marathon and Sally deposits and multiple prospects including Biiwobik, Four Dams, Skipper, Boyer and Redstone.  Gen Mining's exploration potential also includes the Geordie deposit which is part of the Trans Coldwell Group and is hosted within the center of the Complex3.
  Subsequent to the closing of this acquisition, the Marathon Project will add to Wheaton's estimated Proven and Probable gold reserves by 0.26 Moz and platinum by 0.17 Moz, Measured and Indicated gold resources by 0.18 Moz and platinum by 0.10 Moz, and Inferred gold resources by 0.04 Moz and platinum by 0.02 Moz.

FINANCING THE TRANSACTION
As at September 30, 2021, the Company had approximately US$372 million of cash on hand, which when combined with the liquidity provided by the available credit under the $2 billion revolving term loan and ongoing operating cash flows, positions the Company well to fund all outstanding commitments and known contingencies, including the recently announced acquisition of silver and gold streams in respect of the Blackwater project, and provides flexibility to acquire additional accretive mineral stream interests.

ABOUT GENERATION MINING AND THE MARATHON PROJECT
Gen Mining's focus is the development of the Marathon Project, a large undeveloped platinum group metals deposit in Northwestern Ontario. Gen Mining released the results of its Feasibility Study on March 3, 2021 and published the NI43-101 Technical Report dated March 25, 2021. On December 13, 2021, an independent report prepared by Skarn Associates estimated the Marathon Project, once producing, to be ranked as having one of the lowest operational carbon footprints for a mine in both Canada and the world per tonne of copper-equivalent produced. The Marathon property covers a land package of approximately 22,000 hectares, or 220 square kilometres. Gen Mining has announced that it has entered into a binding arrangement to acquire the remaining 16.5% interest in the Marathon Project held by a subsidiary of Sibanye Stillwater Limited, which will increase Gen Mining's interest in the Marathon Project to 100%.

Attributable Gold Mineral Reserves and Mineral Resources – Marathon Project

Category	Tonnage Mt	Grade Au g/t	Contained Au Moz

Proven	85.1	0.07	0.19
Probable	32.6	0.06	0.06
P&P	117.7	0.07	0.26
Measured	19.4	0.08	0.05
Indicated	66.6	0.06	0.13
M&I	86.0	0.07	0.18
Inferred	22.7	0.05	0.04

Attributable Platinum Mineral Reserves and Mineral Resources – Marathon Project

Category	Tonnage Mt	Grade Pt g/t	Contained Pt Moz

Proven	18.7	0.2	0.13
Probable	7.2	0.2	0.04
P&P	25.9	0.2	0.17
Measured	4.4	0.2	0.03
Indicated	15.0	0.1	0.07
M&I	19.4	0.2	0.10
Inferred	5.1	0.1	0.02

Notes on Mineral Reserves & Mineral Resources:

1.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards for Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects ("NI 43-101").
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes ("Mt"), grams per metric tonne ("g/t") and millions of ounces ("Moz").
3.	Qualified persons ("QPs"), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) are:
a.	Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and
b.	Ryan Ulansky, M.A.Sc., P.Eng. (Vice President, Engineering) both employees of the Company (the "Company's QPs").
4.	The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. Generation report Mineral Resources inclusive of Mineral Reserves. The Company's QPs have made the exclusive Mineral Resource estimates for the mine based on average mine recoveries and dilution.
5.	Mineral Resources, which are not Mineral Reserves, do not have demonstrated economic viability.
6.	Marathon Project Mineral Reserves are reported as of September 15, 2020 and Mineral Resources as of June 30, 2020.
7.	Marathon Project Mineral Reserves are reported above an NSR cut-offs ranging from of CAD$18.00 per tonne to CAD$21.33 per tonne assuming US$1,500 per ounce palladium, US$900 per ounce platinum, US$2.75 per pound copper, US$1,300 per ounce gold and US$16.00 per ounce silver.
8.	Marathon Project Mineral Resources are reported above an NSR cut-off of CAD$13.00 per tonne assuming US$1,600 per ounce palladium, US$900 per ounce platinum, US$3.00 per pound copper, US$1,500 per ounce gold and US$18.00 per ounce silver.
9.	The Marathon PMPA provides that Generation will deliver 100% of the gold production until 150 thousand ounces are delivered and 67% thereafter for the life of the mine and 22% of the platinum production until 120 thousand ounces are delivered and 15% thereafter for the life of the mine. Attributable reserves and resources have been calculated on the 100% / 67% basis for gold and 22% / 15% basis for platinum.

Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a "qualified person" as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

____________________
1) All amounts will be paid in US$ calculated in reference to the C$ amounts set out above.
2) Based on report entitled "Feasibility Study: Marathon Palladium & Copper Project, Ontario, Canada" with an effective date of March 3, 2021. Production forecasts contain forward looking information and readers are cautioned that actual outcomes may vary. Please see "Cautionary Note Regarding Forward Looking-Statements" at the end of this news release for material risks, assumptions, and important disclosure associated with this information.
3) The Marathon PMPA area of interest includes the strategic land package until certain thresholds are reached, after which the area of interest is reduced to the current Marathon leases.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton's precious metals purchase agreement ("PMPA") counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, payment by Wheaton of C$240 million to Gen Mining and the satisfaction of each party's obligations in accordance with the Marathon PMPA, the future price of commodities, the estimation of future production from mineral stream interests owned by Wheaton (the "Mining Operations") (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations and the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton's PMPA counterparties at Mining Operations. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "projects", "intends", "anticipates" or "does not anticipate", or "believes", "potential", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks associated with any specific risks relating to the satisfaction of each party's obligations in accordance with the terms of the Marathon PMPA, fluctuations in the price of commodities (including Wheaton's ability to sell its precious metals or cobalt production at acceptable prices or at all), the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), and other risks discussed in the section entitled "Description of the Business – Risk Factors" in Wheaton's Annual Information Form available on SEDAR at www.sedar.com, and in Wheaton's Form 40-F for the year ended December 31, 2020 and Form 6-K filed March 11, 2021 both available on EDGAR at www.sec.gov, as well as the risks set out in Wheaton's management's discussions and analysis for the period ended December 31, 2020 available on SEDAR and EDGAR (together, the "Disclosure"). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): the payment of C$240 million to Gen Mining and the satisfaction of each party's obligations in accordance with the terms of the Marathon PMPA, that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserve and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton's expected financial and operational performance and may not be appropriate for other purposes. Any forward-looking statement speaks only as of the date on which it is made, reflects Wheaton's management's current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

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SOURCE Wheaton Precious Metals Corp.

View original content: http://www.newswire.ca/en/releases/archive/December2021/22/c3188.html

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For further information: Patrick Drouin, Investor Relations, Wheaton Precious Metals Corp., Tel: 1-844-288-9878, Email: info@wheatonpm.com, Website: www.wheatonpm.com

CO: Wheaton Precious Metals Corp.

CNW 09:25e 22-DEC-21